FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-289186

November 9, 2026

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the prospectus in the registration statement, the preliminary prospectus supplement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

5.450% Senior Notes due 2032

5.850% Senior Notes due 2036

6.350% Senior Notes due 2056

Issuer:	Enbridge Inc.
Guarantors:	Spectra Energy Partners, LP Enbridge Energy Partners, L.P.
Issue of Securities:	5.450% Senior Notes due 2032	5.850% Senior Notes due 2036	6.350% Senior Notes due 2056
Principal Amount:	US$700,000,000	US$800,000,000	US$600,000,000
Coupon:	5.450%	5.850%	6.350%
Interest Payment Dates:	Semi-annually on January 13 and July 13, commencing on July 13, 2027.	Semi-annually on May 13 and November 13, commencing on May 13, 2027.	Semi-annually on May 13 and November 13, commencing on May 13, 2027.
Maturity Date:	January 13, 2032	November 13, 2036	November 13, 2056
Treasury Benchmark:	4.750% due October 31, 2031	4.625% due August 15, 2036	5.000% due May 15, 2056
U.S. Treasury Yield:	4.664%	4.868%	5.261%
Spread to Treasury:	+0.80%	+1.02%	+1.12%
Re-offer Yield:	5.464%	5.888%	6.381%
Initial Price to Public:	99.922%	99.716%	99.588%

Minimum Denominations:	US$2,000 x $1,000	US$2,000 x $1,000	US$2,000 x $1,000

Optional Redemption:

On any date more than one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after December 13, 2031, the date that is one month prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than three months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after August 13, 2036, the date that is three months prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than six months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after May 13, 2056, the date that is six months prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

Make-Whole Premium:	U.S. Treasury +15 bps	U.S. Treasury +20 bps	U.S. Treasury +20 bps
CUSIP / ISIN:	29250N CS2 / US29250NCS27	29250N CT0 / US29250NCT00	29250N CU7 / US29250NCU72
Trade/Pricing Date:	November 9, 2026
Settlement Date*:	November 13, 2026 (T+3)
Joint Book-Running Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Wells Fargo Securities, LLC

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Co-Managers:

Barclays Capital Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Santander US Capital Markets LLC

SG Americas Securities, LLC

Roberts & Ryan, Inc.

Academy Securities, Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Concurrent Subordinated Notes Offering:	In a concurrent registered offering (the “Concurrent Subordinated Notes Offering”), we are offering two separate series of fixed-to-fixed rate subordinated notes due 2057 (the “New Subordinated Notes”). The New Subordinated Notes are being offered pursuant to a separate prospectus supplement. The closing of this offering is not conditioned on the closing of the Concurrent Subordinated Notes Offering and the closing of the Concurrent Subordinated Notes Offering is not conditioned on the closing of this offering. We may sell the Notes (as defined herein) or the New Subordinated Notes, or both.

*The issuer expects that delivery of the notes offered pursuant to this offering (collectively, the “Notes”) will be made against payment therefor on or about November 13, 2026, which will be the third business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s preliminary prospectus supplement, dated November 9, 2026.

You may get copies of the registration statement (including the prospectus) and preliminary prospectus supplement relating to the offering for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the registration statement, prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, by calling SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, by calling Truist Securities, Inc. toll-free at 1-800-685-4786, or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”), as applicable, has been prepared in connection with any offer or sale of the Notes, or otherwise making them available to retail investors in the EEA or the United Kingdom, respectively.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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